Exhibit 99.1

TAKEOVER PANEL DEROGATION UNDER RULE 30.2

Allegan, Michigan and Dublin, Ireland — (30 July 2013) — Perrigo Company (NYSE: PRGO), a leading global provider of quality, affordable healthcare products (“Perrigo”) and Elan Corporation, plc (NYSE: ELN) (“Elan”), a leading biotechnology company headquartered in Ireland, today announced that the Irish Takeover Panel has granted a derogation to Perrigo from posting its offer document to Elan’s shareholders within 28 days of yesterday’s announcement of Perrigo’s proposed acquisition of Elan (the “Acquisition”).

This derogation is required to accommodate the preparation, filing and possible review by the SEC of a Form S4- Registration Statement, which will also contain the Scheme Document, in connection with the Acquisition. New Perrigo will in the coming weeks be filing this Form S-4 with the SEC. The Scheme Document will be posted to Elan shareholders as soon as practicable after the Form S-4 is declared effective.

For more information:

ELAN

Elan Investor Relations:

Chris Burns	+1-800-252-3526

David Marshall	+353-1-709-4444

Elan Media Relations:

Emer Reynolds	+353-1-709-4022

PERRIGO

Perrigo Investor Relations:

Arthur Shannon	+1-269-686-1709

Bradley Joseph	+1-269-686-3373

About Perrigo

From its beginnings as a packager of generic home remedies in 1887, Allegan, Michigan-based Perrigo Company has grown to become a leading global provider of quality, affordable healthcare products. Perrigo develops, manufactures and distributes over-the-counter (OTC) and generic prescription (Rx) pharmaceuticals, infant formulas, nutritional products, animal health, dietary supplements and active pharmaceutical ingredients (API). The company is the world’s largest manufacturer of OTC pharmaceutical products for the store brand market. The company’s primary markets and locations of logistics operations have evolved over the years to include the United States, Israel, Mexico, the United Kingdom, India, China and Australia. Visit Perrigo on the Internet at www.perrigo.com.

About Elan

Elan is a biotechnology company, headquartered in Dublin, Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan’s ordinary shares are traded on the ISE under ISIN IE0003072950; American Depositary Shares representing ordinary shares of Elan are traded on the NYSE under the ticker symbol ELN. For additional information about Elan, please visit Elan’s web site at www.elan.com.

About New Perrigo

New Perrigo is a private limited company, Blisfont Limited, incorporated in Ireland solely for the purpose of effecting the transactions contemplated by the Transaction Agreement. Prior to the effective date of the Scheme (the “Effective Date”), New Perrigo will be converted, pursuant to the Irish Companies Acts 1963–2012, to a public limited company. To date, New Perrigo has not conducted any activities other than those incidental to its formation and the execution of the Transaction Agreement related to the Acquisition.

The Elan directors accept responsibility for all the information contained in this announcement other than information relating to Perrigo and its subsidiary undertakings, the directors of Perrigo and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Elan directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Perrigo directors accept responsibility for all the information contained in this announcement other than information relating to Elan and its subsidiary undertakings, the directors of Elan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Perrigo directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Perrigo may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

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